November 25, 2019

Daniel Mathewes
Executive Vice President and Chief Financial Officer
Hilton Grand Vacations Inc.
6355 MetroWest Boulevard
Suite 180
Orlando, FL 32835

       Re: Hilton Grand Vacations Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2018
           Filed February 28, 2019
           File No. 001-37794

Dear Mr. Mathewes:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Real Estate
& Construction